Exhibit 99.1

Media Release

IMV Receives Nasdaq Notification Regarding Minimum Bid Price Deficiency

DARTMOUTH, Nova Scotia, & CAMBRIDGE, Mass. – March 31, 2023 -- IMV Inc. (“IMV” or the “Company”) (NASDAQ: IMV; TSX: IMV), a clinical-stage company developing a portfolio of immune-educating therapies based on its novel DPX™ platform to treat solid and hematologic cancers, today announced that on March 29, 2023, IMV Inc. (the “Company”) received a letter from the Listing Qualifications Department of the Nasdaq Stock Market (“Nasdaq”) indicating that, based upon the closing bid price of the Company’s common shares for the 30 consecutive business day period between February 14, 2023, through March 28, 2023, the Company did not meet the minimum bid price of US$1.00 per share required for continued listing on The Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(a)(2). The Notice has no immediate effect on the listing of the Company’s common shares on the Nasdaq Capital Market.

The letter also indicated that the Company will be provided with a compliance period of 180 calendar days, or until September 25, 2023 (the “Compliance Period”), in which to regain compliance pursuant to Nasdaq Listing Rule 5810(c)(3)(A). In order to regain compliance with Nasdaq’s minimum bid price requirement, the Company’s common shares must maintain a minimum closing bid price of at least US$1.00 for a minimum of ten consecutive business days during the Compliance Period.

In the event the Company does not regain compliance by the end of the Compliance Period, the Company may be eligible for an additional 180 calendar days to regain compliance. However, if it appears to Nasdaq that the Company will be unable to cure the deficiency, or if the Company is not otherwise eligible for the additional cure period, the Company may face delisting.

The letter has no immediate impact on the Company’s business operations or listing of the Company’s common shares, which will continue to be listed and traded on The Nasdaq Capital Market, subject to the Company’s compliance with the other listing requirements of The Nasdaq Capital Market, as well as on the TSX.

About IMV

IMV Inc. is a clinical-stage biopharmaceutical company developing a novel class of cancer vaccines based on DPX®, our immune-educating technology platform. DPX is designed to inform a specific, coordinated and persistent anti-tumor immune response, improving the lives of patients with solid or hematological cancers. DPX can package a wide range of bioactive molecules in a single formulation to incite the tumor-killing function of multiple, distinct immune cell subtypes. IMV’s lead therapeutic candidate, maveropepimut-S (MVP-S), is a DPX-based cancer vaccine that delivers antigenic peptides from survivin, a well-recognized cancer antigen commonly overexpressed in advanced cancers. MVP-S also delivers an innate immune activator and a universal CD4 T cell helper peptide. Together, these elements are designed to foster maturation of antigen presenting cells as well as robust activation of CD8 T cell effector and memory function that drive a targeted, sustained immune response. In our clinical trials, MVP-S treatment has been well tolerated and has demonstrated favorable clinical outcomes in multiple cancer indications as well as the activation of a targeted and sustained, survivin-specific anti-tumor immune response. MVP-S is administered in very low doses approximately once every two months, which drives a persistent immune attack on tumor cells. MVP-S is currently being evaluated in Phase 2B clinical trials for advanced r/r Diffuse Large B Cell Lymphoma (DLBCL) and platinum resistant ovarian cancer. IMV is also developing a dual-targeted cancer vaccine candidate leveraging the DPX delivery platform, DPX-SurMAGE. This cancer vaccine combines antigenic peptides for both the survivin and MAGE-A9 cancer proteins to elicit immune responses to these two distinct cancer antigens simultaneously. For more information, visit www.imv-inc.com and connect with us on Twitter and LinkedIn.

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements use such word as “will”, “may”, “potential”, “believe”, “expect”, “continue”, “anticipate” and other similar terminology. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In this press release, such forward-looking statements include, but are not limited to, statements regarding IMV’s ability to maintain its Nasdaq listing. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties, and those risks and uncertainties include, but are not limited to, those related to the Company’s expected timeline associated with its cash runway; the Company’s priorities with MVP-S and its DPX delivery platform, the potential for its delivery platform and the anticipated timing of enrollment and results for its clinical trial programs and studies as others risks detailed from time to time in our ongoing quarterly filings and annual information form. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

Investor Relations & Media

Delphine Davan
Senior Director, Communications and Investor Relations
IMV Inc.

O: (902) 492.1819 ext: 1049
E: ddavan@imv-inc.com

Source: IMV Inc.